UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K/A
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-17932
INTERLAND 401(k) SAVINGS PLAN
WEB.COM, INC.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

FORM 11-K/A
This amendment is filed to correct the date on page 2 of the Auditor's Consent Letter from June 16, 2006 to June 28, 2006 due to a typographical error on the previous filing.

Interland 401(k) Savings Plan
Financial Statements, Supplemental Schedule and
Report of Independent Registered Public
Accounting Firm
As of December 31, 2005 and 2004 and
for the year ended December 31, 2005

Interland 401(k) Savings Plan
December 31, 2005 and 2004
Contents

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator
Interland 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Interland 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Atlanta, Georgia
June 28, 2006

Interland 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
ASSETS

Investments (Note C)	$22,677,701	$23,212,445
Receivables:
Participant contributions	31,787	35,829
Employer contributions	20,691	61,507

	52,478	97,336

NET ASSETS AVAILABLE FOR BENEFITS	$22,730,179	$23,309,781

The accompanying notes are an integral part of these financial statements

Interland 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

2005
ADDITIONS

Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments (Note C)	$624,425
Dividend income	772,930
Interest income	64,820

1,462,175

Contributions:
Participants	1,073,223
Employer	574,339
Rollover	2,269

1,649,831

Total additions	3,112,006

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	3,679,215
Administrative expenses	12,393

Total deductions	3,691,608

Net decrease	(579,602)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	23,309,781

END OF YEAR	$22,730,179

The accompanying notes are an integral part of this financial statement.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2005 and 2004
NOTE A – DESCRIPTION OF PLAN
On March 20, 2006, Interland, Inc. announced that the company’s name became Web.com, Inc. (“Web.com”) in order to align itself more closely with its core web services business. Web.com has continued to trade on the NASDAQ stock exchange with the new stock symbol “WWWW”. Web.com, together with its subsidiaries (collectively the “Company”), is a leader in providing simple, yet powerful solutions for websites and web services. During 2006, the Company will also change the name of its 401(k) Savings Plan.
The following description of the Interland 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
1. General
The Plan is a defined contribution plan covering substantially all employees of the Company or (“Plan Sponsor”), except leased employees, independent contractors, nonresident aliens, or those whose compensation and condition of employment are established by a collective bargaining agreement. Covered employees become eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
2. Plan Administration
The Plan Sponsor has appointed the Company’s Benefits Department as the Plan Administrator and Fidelity Management Trust Company (“FMTC”) as the Plan Trustee. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), an affiliate of FMTC, provides recordkeeping and other administrative services to the Plan.
3. Contributions
Each year, participants may contribute from 1% up to 75% of their pretax annual compensation as defined by the Plan. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Participants age 50 and older may also make catch-up contributions.
Effective January 1, 2004, the Company amended the Plan to be a “safe-harbor” plan. The Plan provides that the Company match is non-discretionary and is equal to 100% of the first 4% of compensation that participants contribute each pay period to the Plan. During 2005, the Company made discretionary “true-up” matching contributions to ensure that participants’ total matching amounts during 2005 equaled 100% of the participants’ contribution up to 4% of their contributions. The Company may make additional safe-harbor matching contributions (i.e. contributions in excess of 4%), provided that such contributions satisfy certain additional safe-harbor requirements. Contributions are subject to certain regulatory limitations.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2005 and 2004
NOTE A – DESCRIPTION OF PLAN – Continued
4. Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.
5. Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants are 100% vested in matching contributions.
6. Investment Options
Participants may direct their contributions and any related earnings into a number of available investment options that vary in degree of risk and investment objective. Participants may change their investment options daily. The Plan Administrator or FMTC may change the investment options available to participants at any time. The following investment options were available as of December 31, 2005: Fidelity Retirement Money Market Portfolio, Alger MidCap Growth Institutional Fund, Fidelity Magellan Fund, Fidelity Equity Income Fund, Fidelity Blue Chip Growth Fund, Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Spartan U.S. Equity Index Fund, Fidelity Managed Income Portfolio, PIMCO Total Return Fund Administrative Class, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund and Interland, Inc. Stock Fund. The Interland, Inc. Stock Fund consists of the Company’s common stock and a short-term interest bearing cash account necessary to maintain liquidity and was frozen to new contributions throughout 2005. The Plan intends to rename the Interland, Inc. Stock Fund to the Web.com Stock Fund during 2006.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2005 and 2004
NOTE A – DESCRIPTION OF PLAN – Continued
7. Benefit Payments
Upon termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary will receive an amount equal to the value of the vested interest in the participant’s account. Participants may request in-service withdrawals if they are at least age 59 1/2 or have an immediate financial hardship. Participants may also elect to withdraw all or any part of their rollover account (including earnings). Participants receive payment in the form of a lump-sum distribution.
8. Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6-60 months. The participant’s account balance collateralizes the loans, which bear interest at a rate based on the prime rate on the loan approval date. The interest rate was 6% for loans outstanding at December 31, 2005. Principal and interest payments occur ratably through regular payroll deductions.
9. Forfeitures and Administrative Expenses

2005
Forfeited nonvested accounts as of January 1	$93,630
Participant forfeitures during the year	40,695
Investment earnings	1,770
Forfeitures used to reduce employer contributions during the year	(97,303)

Forfeited nonvested accounts (available to pay future expenses and reduce future employer contributions) as of December 31	$38,792

The Company pays for certain administrative expenses of the Plan including professional fees.
NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1. Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2005 and 2004
NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued
2. Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued by quoted market prices at the net asset value of shares held in trust for the Plan. Shares of common stock are valued by quoted market prices from a national exchange. Common/collective trust funds are valued at net unit value as determined by the Trustee. Participant loans and money market funds are valued at cost, which approximates fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
3. Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
4. Benefit Payments
Benefit payments are recorded when paid.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2005 and 2004
NOTE C – INVESTMENTS
The following presents the fair value of investments. A more detailed presentation of the investments appears in the supplemental schedule of assets held for investment purposes (at end of year). Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2005	2004
Money market fund
Fidelity Retirement Money Market Portfolio	$1,638,014	$1,918,821

Mutual funds
Alger MidCap Growth Institutional Fund	1,433,613	1,223,173
Fidelity Magellan Fund	4,769,595	5,121,863
Fidelity Equity Income Fund	2,984,158	2,985,091
Fidelity Blue Chip Growth Fund	2,674,676	3,140,674
Spartan U.S. Equity Index Fund	2,273,809	2,372,792
Fidelity Low-Priced Stock Fund	1,127,446	1,271,019
PIMCO Total Return Fund Administrative Class	1,030,254	1,241,334
Fidelity Diversified International Fund	2,503,878	2,084,747
Individually less than 5% of net assets	1,792,547	1,513,202

	20,589,976	20,953,895
Common/collective trust
Individually less than 5% of net assets	160,664	31,028

Employer common stock fund
Individually less than 5% of net assets	129,825	129,873

Participant loans
Individually less than 5% of net assets	159,222	178,828

	$22,677,701	$23,212,445

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

2005
Mutual funds	596,732
Employer common stock fund	27,693

$624,425

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2005 and 2004
NOTE D – RELATED PARTY TRANSACTIONS
Plan investments include shares of mutual funds, common/collective trusts and money market funds managed by an affiliate of FMTC as well as shares of the Company’s common stock. FMTC is the Plan Trustee and the Company is the Plan Sponsor and, therefore, transactions in these investments qualify as party-in-interest transactions.
NOTE E – TAX STATUS
The Internal Revenue Service (“IRS”) has informed the Company by a determination letter dated May 5, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan Sponsor has amended the Plan since the date of the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.
NOTE F – PLAN TERMINATION
Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable. During 2005, the Company completed a restructuring, which included a reduction in its workforce of approximately 150 full-time equivalent positions, out of an employee base of approximately 430. The restructuring constituted a “partial termination” under the Plan and the provisions of ERISA. The partial termination did not have a material effect on the Plan or the participants because under the terms of the Plan, the participants’ accounts already were fully vested prior to the partial termination.
NOTE G – SUBSEQUENT EVENTS
A freeze of the Interland, Inc. Stock Fund investment option was installed effective July 1, 2004 so that participants could no longer allocate contributions to purchase the Company’s common stock. There was no requirement for participants to liquidate any shares of the Company’s common stock purchased prior to the freeze. Effective February 27, 2006, the Company removed the freeze on the Interland, Inc. Stock Fund investment option.

Interland 401(k) Savings Plan
EIN 41-1404301/PN 001
Schedule of Assets Held for Investment Purposes (at End of Year)
Form 5500 – Schedule H – Line 4i
December 31, 2005

(a)	(b)	(c)		(e)
*	Fidelity Retirement Money Market Portfolio	1,638,014	shares of money market fund	1,638,014
	Alger MidCap Growth Institutional Fund	85,742	shares of mutual fund	1,433,613
*	Fidelity Magellan Fund	44,810	shares of mutual fund	4,769,595
*	Fidelity Equity Income Fund	56,540	shares of mutual fund	2,984,158
*	Fidelity Blue Chip Growth Fund	61,971	shares of mutual fund	2,674,676
*	Fidelity Low-Priced Stock Fund	27,606	shares of mutual fund	1,127,446
*	Fidelity Dividend Growth Fund	27,890	shares of mutual fund	802,956
*	Spartan U.S. Equity Index Fund	51,490	shares of mutual fund	2,273,809
	PIMCO Total Return Fund Administrative Class	98,119	shares of mutual fund	1,030,254
*	Fidelity Managed Income Portfolio	160,664	units of common/collection trust	160,664
*	Fidelity Diversified International Fund	76,948	shares of mutual fund	2,503,878
*	Fidelity Freedom Income Fund	1,921	shares of mutual fund	21,847
*	Fidelity Freedom 2005	1,150	shares of mutual fund	12,787
*	Fidelity Freedom 2010	1,526	shares of mutual fund	21,443
*	Fidelity Freedom 2015	1,796	shares of mutual fund	20,745
*	Fidelity Freedom 2020	5,489	shares of mutual fund	80,742
*	Fidelity Freedom 2025	8,662	shares of mutual fund	103,600
*	Fidelity Freedom 2030	7,457	shares of mutual fund	112,000
*	Fidelity Freedom 2035	30,463	shares of mutual fund	372,569
*	Fidelity Freedom 2040	27,617	shares of mutual fund	243,858
*	Interland, Inc. Stock Fund	28,112	shares of employer common stock	129,825
*	Participant Loans		Interest rate: 6%	159,222

				22,677,701

*	Represents a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Interland 401(k) Savings Plan Committee duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLAND 401(k) SAVINGS PLAN
DATE: June 28, 2006

/s/ Jeffrey M. Stibel

Jeffrey M. Stibel
President and Chief Executive Officer
Web.com, Inc.
Plan Administrator of Interland 401(k) Savings Plan